Exhibit 99.7
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Gas Discovery Near Tunu Field in Indonesia
Paris, November 7, 2006 — Total announces a new gas discovery between the Tunu and Peciko fields in the offshore Mahakam block in Indonesia.
Drilled in very shallow water 8 kilometres southwest of the southernmost platform in the Tunu field, the Tunu Great South-1 well encountered a number of gas reservoirs that confirm the existence of an extension of the southern zone of Tunu. A production test will be conducted to confirm the find, and further wells will be drilled in the area to appraise its potential. The new resources could come on stream by 2009.
Total operates the Mahakam block on behalf of the 50-50 Total-Inpex joint venture.
Total in Indonesia:
Present in Indonesia since 1968, Total is the country’s leading gas producer. Production has grown steadily since 1999, and the Group’s operated production now supplies 80% of the feed gas for the Bontang liquefaction plant from the Mahakam block, in which the Tambora, Tunu and Peciko gas fields are located. Total operated more than 2.6 billion cubic feet per day of gas production from the Mahakam block in first-half 2006. Output will be maintained at this level at least through the early years of the next decade. The Mahakam block is a top-tier oil and condensate producer, with output of just over 90,000 barrels per day in the first half 2006.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com